Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 3, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 / 22722037 / 22722039	Fax Nos.: 022-26598120/ 26598237/ 26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories enters into Definitive Agreement to acquire German medical cannabis firm Nimbus Health GmbH”

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy's Laboratories enters into Definitive Agreement to acquire German medical cannabis firm Nimbus Health GmbH

Frankfurt, Germany & Hyderabad, India, February 3, 2022 - Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as "Dr. Reddy's") today announced that it has entered into a definitive agreement to acquire Nimbus Health GmbH ("Nimbus Health"). Nimbus Health is a privately owned, licensed pharmaceutical wholesaler from Germany focusing on medical cannabis in Germany. Dr. Reddy's will acquire Nimbus Health for an upfront payment plus performance and milestone-based earn-outs over the next four years.

Founded in 2018, Nimbus Health is one of the pioneer companies for medical cannabis in Germany. The acquisition will allow Dr. Reddy's to build on Nimbus Health's strengths and introduce medical cannabis-based medicines as a promising treatment option for patients. The company will be operating under the brand Nimbus Health and as a wholly-owned subsidiary of Dr. Reddy's.

The demand for medical cannabis has increased over the past years with the legalization of medical cannabis by the German Parliament (Bundestag) in 2017. The medical cannabis market in Germany is already valued at ~122 Mio. € with growth of ~25% in 2021 compared to 2020 and a CAGR of ~55 % since 2017, making Germany one of the largest markets in Europe. Around 150,000 German patients benefit from medical cannabis for their unmet health needs1.

The closing of the transaction is subject to customary closing conditions.

Patrick Aghanian, Head of European Generics, Dr. Reddy’s, commented: "Medical cannabis is increasingly used to address and treat high unmet medical needs, especially in pain management and CNS. Further, with numerous studies being conducted to leverage and introduce medical cannabis, we believe this is a must-be field for future healthcare delivery. Nimbus Health has established itself as a fast-growing, highly reputable, pioneering platform with an excellent network of trade partners and know-how access, where the German sick-funds fully reimburse medical cannabis. As more European countries adopt the usage of medical cannabis, the ability to leverage and access newer geographies will be key. We are very excited that with Nimbus joining Dr. Reddy's family, together with Linus and Alessandro, we embark on a new, exciting journey of medical cannabis, which supports Dr. Reddy's mission of meeting unmet patient needs."

"We were really excited when Dr. Reddy's approached us and recognized Nimbus's highly efficient importing, registering, and launching platform for various medical cannabis brands in Germany. The close alignment between the values of Dr. Reddy's and Nimbus gave us the confidence that we can stay focused on the existing business and grow future endeavors together. We are glad to work with Dr. Reddy's to activate synergies supporting growth in all sectors." commented Linus Maximilian Weber, Founder and Managing Director of Nimbus Health.

Dr. Alessandro Rossoni, Co-Founder and Managing Director of Nimbus Health, says: "The relationship between Dr. Reddy's and Nimbus Health has developed very positively over the past year. It felt like a natural match to make the next steps together. We are excited that Dr. Reddy's acknowledged the potential of Nimbus in the medical cannabis market. Dr. Reddy's commitment sets a significant milestone for further developing medical cannabinoid-based medicines and unlocking new possibilities to benefit patients. We are very confident that being part of Dr. Reddy's will help us strongly take our operations to the next level and further increase our impact in this quickly developing market.

[1]	Source: INSIGHT Health - Green Line NPI (Sell in/Pharmacy purchase)

About Nimbus Health GmbH

Nimbus Health is a fully licensed pharmaceutical wholesaler and manufacturer from Germany with own warehouse facilities and an independent sales force to promote medical cannabis-based products to pharmacists. Its mission is to supply seriously ill patients with the highest grade medical cannabis products from reliable sources consistently and sustainably.

About Dr. Reddy's: Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy's offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy's operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management's current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers', products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.